November 4, 2004


Ronald C. Touchard, CEO and Chairman of the Board of Directors
EWorldMedia Holdings, Inc.
610 Newport Center Drive, Suite 210
Newport Beach, CA 92660

Re: Resignation

Dear Ron,

I hereby submit my resignation from eWorldMedia Holdings, Inc. (and any of its subsidiaries) as Chief Financial Officer as well as Secretary and Treasurer. Effective immediately I am resigning to pursue other opportunities and also due to philosophical disagreements with operational policies and certain business practices. I respectfully request that the Company immediately remove any and all references to myself on company material and websites and that the Company informs or notifies all entities and individuals that it conducts its business with regarding my departure.

I certainly wish you and all those associated with eWorldMedia Holdings, Inc. great success in all future endeavors.


Sincerely,



/s/ Allen Kimble